February 25, 2016

Jay Ingram

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Reata Pharmaceuticals, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed February 8, 2016

File No. 333-208843

Ladies and Gentlemen:

Set forth below are the responses of Reata Pharmaceuticals, Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 22, 2016 (the “Comment Letter”), with respect to Amendment No. 1 to Registration Statement on Form S-1, File No. 333-208843, filed with the Commission on February 8, 2016 (the “Registration Statement”).

For your convenience, each of our responses is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement unless otherwise specified. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in the Registration Statement.

Reata Pharmaceuticals, Inc.

2801 Gateway Drive, Suite 150

Irving, Texas 75063

www.reatapharma.com

Notes to Consolidated Financial Statements

12. Related-Party Transactions, page F-24

1.	You disclose that on September 23, 2015, your Board of Directors resolved to forgive a board director’s promissory note principal and accrued interest, totaling $1,055,000, effective October 19, 2015 and recorded a charge to stock-based compensation expense of $536,000. Please explain to us how you accounted for the original issuance of the notes and how you determined the amount to expense. In addition, please tell us the guidance you relied upon to support your accounting. Finally, tell us how this transaction is reflected in your tabular disclosure of your stock option grants on page 77.

RESPONSE:

Dennis Stone, M.D., is a director on our Board of Directors. In May 2011, the Company sold 150,000 shares of restricted common stock to Dr. Stone at a price of $6.02, in return for a promissory note issued in favor of the Company, which was secured and collateralized by the 150,000 restricted shares. The principal amount of the promissory note was $903,000, the value of the restricted stock. The promissory note was structured so that Dr. Stone was personally liable for 25% of the principal and accrued interest on the promissory note (i.e., the Company having recourse to all of Dr. Stone’s assets, including the 150,000 shares of restricted stock), with the remaining 75% of the principal and accrued interest on the promissory note being nonrecourse to Dr. Stone (i.e., the Company having recourse only to the 150,000 shares of restricted stock).

Per ASC 718, Compensation – Stock Compensation (ASC 718), Section 10-25-3 states, “The accounting for all share-based payment transactions shall reflect the rights conveyed to the holder of the instruments and the obligations imposed on the issuer of the instruments, regardless of how those transactions are structured.” For example, the rights and obligations embodied in a transfer of equity shares to an employee for a note that provides no recourse to other assets of the employee (that is, other than the shares) are substantially the same as those embodied in a grant of equity share options. Thus, that transaction shall be accounted for as a substantive grant of equity share options even if legally structured otherwise. Utilizing this guidance, in 2011, only the 25% recourse portion of the promissory note, totaling $225,750, was recorded on the balance sheet as a reduction to total stockholders’ equity. The remaining 75% nonrecourse portion of the promissory note totaled $677,250, and the corresponding 75% portion of the stock (112,500 shares, or 75% times 150,000 total shares), or the “nonrecourse portion”, was accounted for similarly to an option grant (the fair value was calculated at grant date as $399,578 and was recorded as stock compensation expense over the four year vesting period of the restricted stock ending in May 2015) rather than as a substantive stock sale and was therefore not recorded on the balance sheet despite the fact that restricted stock was sold and no options were granted. The accounting treatment of both the recourse and nonrecourse portions of the note is disclosed in Note 2 to the Consolidated Financial Statements (at the top of page F-13).

In 2015, the Board of Directors approved the forgiveness of Dr. Stone’s promissory note effective immediately prior to a filing of the Form S-1 on a confidential basis, which occurred on October 19, 2015. As of that date, the amount owed and forgiven of $1,055,990 (original principal of $903,000 and interest accrued totaled $152,990) was accounted for as discussed below.

25% Recourse portion

At the time of forgiveness, there was no modification consideration for the recourse portion of the note. Thus, the value of the recourse portion totaled $263,998 (25% of $1,055,990 total principal and accrued interest through the date of forgiveness) and was recorded as compensation expense as discussed below.

75% Nonrecourse portion

Per ASC 718-20-35-3, “A modification of the terms or conditions of an equity award shall be treated as an exchange of the original award for a new award. In substance, the entity repurchases the original instrument by issuing a new instrument of equal or greater value, incurring additional compensation cost for any incremental value. The effects of a modification shall be measured as follows: Incremental compensation cost shall be measured as the excess, if any, of the fair value of the modified award determined in accordance with the provisions of this Topic over the fair value of the original award immediately before its terms are modified, measured based on the share price and other pertinent factors at that date.” Thus, the forgiveness of the nonrecourse portion of the note is considered an event that should be treated as a modification of a stock award. Since all of Dr. Stone’s shares had vested prior to the date of note forgiveness (and the related stock compensation expense was fully recognized), the accounting effect of the modification is derived by calculating the incremental value of the stock award prior to modification compared to subsequent to modification, which is immediately expensed as compensation.

The fair value of the award prior to modification was calculated using Black Scholes and the following assumptions: exercise price of $7.04 per share (value of the note plus interest through the date of forgiveness), current price of $4.00 (market value of common stock at time of forgiveness, based on third party common stock valuation), volatility rate of 74.7% (estimated based on average volatility for comparable publicly traded biopharmaceutical companies with comparable enterprise value, risk profiles, position within the industry, and historical share price information), dividend rate of 0% (based on our plan not to pay dividends on our common stock), and risk free rate of 1.35% (based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of option). The resulting calculation was $178,394.

The fair value of the award subsequent to modification is calculated as our most recently determined stock value of $4.00 times the 112,500 nonrecourse portion (150,000 total shares times 75%), totaling $450,000.

Thus, the incremental value from the modification in the nonrecourse portion as of October 19, 2015 was $271,606 ($450,000 less $178,394), and was recorded as discussed below.

In addition, we disclosed in Note 2 to the Consolidated Financial Statements (at the top of page F-13) that the carrying value of the nonrecourse portions of shareholder notes receivable not recorded on the balance sheet was $921,000 and $244,000 at December 31, 2014 and December 31, 2015, respectively, which was a reduction of $677,250 directly due to the forgiveness of this note.

Accounting for both the recourse and nonrecourse portions

The total amount recorded for the nonrecourse and recourse portions of this note at the time of forgiveness was $535,604 ($263,998 plus $271,606). The total was recorded as a debit to compensation expense on October 19, 2015. The credit balance was recorded in two parts: (1) as a reduction to the balance sheet (where the principal balance of $225,750 of the note was recorded as a reduction to stockholders’ equity and where the interest receivable of $38,248 of the note was recorded as other assets) for the total amount related to the recourse portion ($263,998) and (2) as an increase to additional paid-in capital for the amount related to the nonrecourse portion ($271,606).

These shares of restricted stock for which the note was forgiven were not included in the disclosure of stock option grants on page 77 of the Registration Statement since the transaction was a sale of restricted stock, not a grant of stock options, but they are included in the disclosure of shares released from restriction in Note 10 to the Consolidated Financial Statements (in the first table on page F-22).

Notes to Consolidated Financial Statements

5. Income Taxes, page F-17

2.	You disclose that based on known factors you have determined that, during 2015, you will realize a portion of your tax benefits from the reversal of your deferred revenue temporary differences. However, you also disclose the Company’s deferred tax assets have been fully offset by a valuation allowance in 2015. Please reconcile these two disclosures for us and revise as necessary.

RESPONSE:

We had taxable income in 2013. As of December 31, 2013, we forecasted net operating losses (“NOLs”) in 2014 and 2015. At that time, we believed it was more likely than not that we would be able to realize a portion of the deferred tax assets associated with deferred revenue timing differences, which were scheduled to turn in 2014 and 2015, by carrying back these forecasted NOLs to 2013 for tax refunds. Thus, for the years ending December 31, 2013 and 2014, we did not record a valuation allowance against this portion of the deferred tax assets that we determined to be realizable in 2014 and 2015. Because there was insufficient positive evidence to support a conclusion that the remaining deferred tax assets could be realized on a more likely than not basis, we recorded a valuation allowance as of December 31, 2013 and 2014 to fully offset this remaining portion of the deferred tax assets.

As of December 31, 2015, the utilization of the deferred tax assets previously estimated for 2014 and 2015 and the related tax benefits from the carryback of these NOLs were fully realized (see income tax receivable balances on the consolidated balance sheets as of December 31, 2014 and 2015).

We continue to forecast NOLs in 2016 and the foreseeable near term; however, NOLs can only be carried back two years. At the end of 2015 there was insufficient positive evidence to support a conclusion that the remaining deferred tax assets could be realized on a more likely than not basis. Given this, we have continued to record a valuation allowance to fully offset the remaining deferred tax assets as of December 31, 2015.

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If you have any questions with respect to the foregoing, please contact Robert L. Kimball of Vinson & Elkins L.L.P. at (214) 220-7860.

Very truly yours,

Reata Pharmaceuticals, Inc.

By:	/s/ Jason D. Wilson
Name:	Jason D. Wilson
Title:	Chief Financial Officer

Enclosures

cc:	Suzanne Hayes, U.S. Securities and Exchange Commission

Michael D. Wortley, Reata Pharmaceuticals, Inc.

Robert L. Kimball, Vinson & Elkins L.L.P.

Edwin M. O’Connor, Goodwin Procter LLP